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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                   FORM 4

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

     S. Donald Sussman
     2 American Lane
     Greenwich, Connecticut  06836

2.   Issuer Name and Ticker Trading Symbol

     Repap Enterprises, Inc., [RPAPF]

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for (Month/Day/Year)

     12/97

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)

        Director
        Officer (give title below)
        Chairman
      X 10% Owner
        Other (specify below)

Table I  -  Non-Derivative Securities Acquired, Disposed of, or
            Beneficially Owned

1.  Title of Security (Instr. 3)



2.  Transaction Date (Month/Day/Year)

3.   Transaction Code (Inst. 8)

     V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Amount
     (A) or (D)
     Price

5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and
     4)



6.  Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


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7.  Nature of Indirect Beneficial Ownership (Instr. 4)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II  -   Derivative Securities Acquired, Disposed of, or Beneficially
              Owned (e.g. puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 3)

     9% Convertible Debentures

2.   Conversion or Exercisable Price of Derivative Security

     58.824 per $1,000 principal

3.   Transaction Date (Month/Day/Year)

     12/31/97

4.   Transaction Code (Instr. 8)

     Code     P
     V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     (A)      $10,001,000* principal amount
     (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable   Imm.
     Expiration Date    6/30/98

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)

     Title                        Common Stock
     Amount or Number of Shares   588,558

8.   Price of Derivative Security (Inst. 5)

     $8,345,284*

9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)

     $24,997,000* principal amount

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr. 4)

     I

11.  Nature of Indirect Beneficial Ownership (Instr. 4)

     Ownership interest in managing member of entity owning securities

Explanation of Responses:  * In Canadian Funds.

** Intentional misstatement or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



          /s/  S. Donald Sussman                        January 6, 1998
         **Signature of Reporting Person                    Date



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